Exhibit 99.1

TOWER ONE WIRELESS CORP.
(Formerly PACIFIC THERAPEUTICS LTD.)
FINANCIAL STATEMENTS

Years Ended
December 31, 2016 and 2015
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.)

We have audited the accompanying financial statements of Tower One Wireless Corp. which comprise the statement of financial position as at December 31, 2016, and the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained based on our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Tower One Wireless Corp. as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Tower One Wireless Corp. to continue as a going concern.

Other Matter

The financial statements of Tower One Wireless Corp. for the year ended December 31, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on April 4, 2016.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
May 1, 2017

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Financial Position
As at December 31, 2016 and 2015
(Expressed in Canadian Dollars)

	Note	2016	2015
		$	$
Current Assets
Cash		1,378,183	-
Amounts receivable		14,439	1,744
Due from related parties	7	189,468	-
Prepaid expenses and deposits		26,190	12,951
		1,608,280	14,695
Other receivable	5	-	1
		1,608,280	14,696

Current Liabilities
Bank overdraft		-	141
Accounts payable and accrued liabilities		133,507	333,034
Convertible note	6	-	62,460
Due to related parties	7	6,300	228,472
		139,807	624,106

Shareholders’ Equity (Deficiency)
Share capital	8	3,292,175	2,800,010
Shares committed for issuance	8	-	4,800
Shares subscriptions received	13(b)	1,602,257	-
Equity component of convertible note	6	-	1,080
Contributed surplus		563,568	121,939
Deficit		(3,989,527)	(3,537,239)
		1,468,473	(609,410)
		1,608,280	14,696

Nature of operations and going concern (Note 1)
Subsequent events (Note 13)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

	Note	2016	2015
		$	$
Expenses
Advertising and promotion		-	22,386
Amortization of intangible assets		-	2,993
Bank charges and interest		766	4,077
Insurance		19,631	9,707
Interest accretion	6	-	25,503
Office and miscellaneous		32,175	1,666
Professional fees		307,414	85,486
Rent and occupancy costs		-	3,172
Share-based payments	8	75,505	11,998
Telephone and utilities		-	1,516
Transfer agent		17,318	9,462
Travel		-	230
Wages and benefits		-	106,667
		(452,809)	(284,863)
Other Income (Expenses)
Foreign exchange		5,711	(28,269)
Gain on debt settlement	7	-	535,077
Gain on derivative liability		-	36,188
Impairment of intangible assets		-	(67,065)
Interest on convertible notes	6	(5,190)	(6,395)
Loss on settlement of convertible note	6	-	(5,000)
		521	464,536
Net income (loss) and comprehensive income (loss)		(452,288)	179,673
Income (loss) per common share – basic and diluted		(0.09)	0.13
Weighted average number of common shares outstanding		5,175,946	1,351,500

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statement of Changes in Equity
(Expressed in Canadian Dollars)

				Shares	Equity
	Number of		Share	committed	component of
	Common		subscriptions	for	convertible	Contributed
	shares	Share capital	received	issuance	note	surplus	Deficit	Total
		$	$	$	$	$	$	$
Balance at December 31, 2014	1,299,221	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Units issued for debt @$1.50	39,333	23,600	-	-	-	35,400	-	59,000
Units issued for cash @$1.50	27,333	16,400	(30,000)	-	-	24.600	-	11,000
Shares committed for issuance on exercise of warrants @ $0.90	-	-	-	4,800	-	(1,200)	-	3,600
Share-based payments	-	-	-	-	-	11,998	-	11,998
Fair value of conversion feature on convertible note	-	-	-	-	1,080	-	-	1,080
Options and warrants expired and unexercised	-	-	-	-	-	(238,625)	238,625	-
Comprehensive income	-	-	-	-	-	-	179,673	179,673

Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)
Shares issued for cash @$0.06	4,089,332	245,360	-	-	-	-	-	245,360
Shares issued for debt settlement	766,666	46,000	-	-	-	-	-	46,000
Exercise of warrants	4,000	4,800	-	(4,800)	-	-	-	-
Shares issued to True Vita	10,000	500	-	-	-	-	-	500
Exercise of options	500,000	195,505	-	-	-	(75,505)	-	120,000
Share-based payments	-	-	-	-	-	75,505	-	75,505
Subscriptions received	-	-	1,602,257	-	-	-	-	1,602,257
Transfer of convertible note	-	-	-	-	(1,080)	1,080	-	-
Debt forgiveness	-	-	-	-	-	440,549	-	440,549
Comprehensive loss	-	-	-	-	-	-	(452,288)	(452,288)
Balance at December 31, 2016	6,735,885	3,292,175	1,602,257	-	-	563,568	(3,989,527)	1,468,473

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(Expressed in Canadian Dollars)

	2016	2015
	$	$
Cash flows from operating activities
Net (loss) income	(452,288)	179,673
Items not affection cash:
Amortization of intangible assets	-	2,993
Accretion	-	25,503
Interest expense on convertible note	3,730	6,395
Gain on derivative liability	-	(36,188)
Share-based payments	75,505	11,998
Impairment of intangible assets	-	67,065
Gain on forgiveness of debt	-	(535,077)
Loss on investment	500	-
Loss on settlement of convertible note	-	5,000
	(372,553)	(272,638)
Changes in non-cash working capital item:
Amounts receivable	(12,695)	(432)
Prepaid expenses	(13,239)	(12,951)
Accounts payable and accrued liabilities	2,228	124,561
	(396,259)	(161,460)

Cash flows from financing activities
Advances from (to) related parties	(188,035)	14,600
Exercise of stock options	120,000	-
Repayment of convertible note	(5,000)	-
Shares issued for cash	245,360	14,600
Subscriptions received	1,602,257	-

	1,774,582	165,376

Change in cash and cash equivalents	1,378,324	(1,654)
Cash and cash equivalents (bank overdraft), beginning	(141)	1,513

Cash and cash equivalents (bank overdraft), ending	1,378,183	(141)

Supplemental disclosure of cash flow information:
Cash paid for interest	-	-
Cash paid for income taxes	-	-

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these financial statements.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 6, 2016, the Company incorporated Cabbay Holdings Corp. (“Cabbay”), a wholly owned subsidiary. On April 21, 2016, the Company entered into a plan of arrangement (“Arrangement”) with Cabbay and its shareholders. Under the Arrangement, Cabbay issued its common shares in exchange for special Class of reorganization shares of the Company held by the shareholders of the Company. The Company then redeemed the special Class of reorganization shares held by Cabbay in exchange for the Asset Purchase Agreement with Forge Therapeutics Inc., described in Note 5 and $1,000. The Arrangement was approved by the Company’s shareholders on May 20, 2016 and by the Supreme Court of British Columbia on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay. As a result of the assignment and the Arrangement, the Company recorded $440,549 in contributed surplus for the year ended December 31, 2016.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2016, the Company had an accumulated deficit of $3,989,527 which has been funded primarily by the issuance of equity. Ongoing operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete equity financings and ultimately the generation profitable operations in the future. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These financial statements of the Company for the years ended December 31, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved and authorized for issue by the Board of Directors on May 1, 2017.

(b) Basis of Presentation

These financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars which is the Company’s functional currency.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED) (c) Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 8.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

(b) Income per share

Basic income per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

(c) Intangible assets

Technology licenses acquired from third parties that include licenses and rights to technologies are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on an annual basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value for each cash-generating unit, calculated based on undiscounted future cash flows, is less than the carrying value, the asset is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (d) Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(e) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(f) Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(i) Financial instruments

(a) Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial instruments (continued)

(a) Financial assets (continued)

Held-to-maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s due from related parties are classified as loans and receivables.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial instruments (continued)

(b) Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

(j) Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the year ended December 31, 2016 which had a significant impact on the Financial Statements.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVOTCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

4. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

IFRS 15 - Revenue from Contracts with Customers - On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - On January 13, 2016 the IASB issued IFRS 16, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The extent of the impact of adoption of these above standards on the financial statements of the Company has not yet been determined.

5. SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement (the “Agreement”) with Forge Therapeutics Inc. ("Forge") - a private US company -to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction. Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1. As a result of the disposal, the Company recognized impairment on its intangible assets in the amount of $67,065 for the year ended December 31, 2015.

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured. During the year ended December 31, 2016, no maintenance fee was collected. This Agreement has been assigned to Cabbay upon the Arrangement as described in Note 1.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

6. CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014, the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. On September 11, 2015, the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder and the Company agreed to accept a penalty of $5,000 bringing the total owing to $61,000. On September 11, 2015 the Company issued an unsecured convertible note in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with the same term. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

During the year ended December 31, 2016, the Company repaid $5,000 to the note holder. The remaining balance of the note was assigned to Cabbay as part of the Arrangemen described in Note 1. At December 31, 2016 and 2015 the Company’s convertible notes were valued as follows:

	2016	2015
	$	$
Opening balance	62,460	26,642
Accrued interest	5,190	6,395
Repayment	(5,000)	-
Penalty on settlement of convertible note	-	5,000
Amount transferred on Arrangement Agreement	(62,560)	-
Equity component	-	(1,080)
Accretion	-	25,503
Ending balance	-	62,460

7. RELATED PARTY TRANSACTIONS AND BALANCES

Due from (to) related Parties

Due from (to) related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand. As at December 31, 2016 and 2015, the Company has the following balances with related parties:

	2016	2015
Due to related parties:	$	$
Amounts owing to the CFO and director	(6,300)	(23,986)
Amounts owing to former directors	-	(31,328)
Amounts owing to a former CEO and director	-	(173,157)
	(6,300)	(228,471)
Due from related party:
Tower Three SAS	189,468	-

Included in prepaid expense was the prepaid consulting fees to a company controlled by a director.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

7. RELATED PARTY TRANSACTIONS AND BALANCES

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related party services provided to the company were:

	2016	2015
	$	$
Salary paid to a former CEO and director	-	106,667
Consulting fees paid to a company controlled by a director	78,571	24,000
Accounting fees paid to a company controlled by the CFO	15,714	7,500
Legal fees paid to a director	-	1,334
Share-based payments for options issued to a director	-	4,500
	94,285	144,001

During the year ended December 31, 2015, the Company assigned certain loans from related parties to Cabbay. See Note 1.

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

8. SHARE CAPITAL

Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

During the year ended December 31, 2016, the Company issued the following common shares:

(a)

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

(b)	In September 2016, 500,000 common shares were issued for the exercise of stock options at $0.25 per option for total proceeds of $120,000. $75,505 was also reversed from contributed surplus.

(c)

On March 30, 2016, the Company completed a private placement of 4,089,332 common shares at $0.06 per share for gross proceeds of $245,360. In addition 766,666 common shares were issued to settle debt of $46,000.

(d)

The Company entered into a Joint Venture agreement dated March 4, 2016 with 0829489 B.C. Ltd. (“Truevita”). In connection with the agreement, the Company issued 10,000 common shares of the Company. The value of the shares was $500 and was included in office and miscellaneous expense. There was no activity associated with the Joint Venture and the agreement terminated during the year ended December 31, 2016.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

8. SHARE CAPITAL (CONTINUED)

Issued and outstanding (continued):

(e)

On February 16, 2016, 4,000 common shares were issued for exercise of warrants at $0.90 per warrant for total proceeds of $3,600. Contributed surplus in the amount of $1,200 was adjusted in 2015 for this exercise of warrants.

During the year ended December 31, 2015, the Company issued the following common shares:

(f)

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 66,666 units at $1.50 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until March 20, 2016. Each share purchase warrant included was assessed a value of $0.90 based on the residual value method. As such, a total of $60,000 was allocated to warrant reserves.

Stock options and share based payments:

The Company has a Stock Option Plan (the “Plan) which provides that the number of options granted may not exceed 10% of the issued and outstanding shares. Options granted under the Plan generally have a five-year term and are granted at a price no lower than the market price of the common shares at the time of the grant.

On August 12, 2016, the Company granted 500,000 stock options to employees. All options vested immediately upon grant. Share-based compensation of $75,505 was recorded (2015 - $11,998). All these options were exercised in September 2016.

During the year ended December 31, 2015, the Company granted a total of 13,333 options to a former director of the Company. The Company also cancelled 93,333 options due to termination of consulting agreements with various consultants. In addition, 29,167 options were expired unexercised.

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The fair value of the stock options granted during 2016 and 2015 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Grant date fair value per option	$0.15	$1.50 - $2.40
Risk-free interest rate	0.53%	0.78% - 1.63%
Expected dividend yield	0%	0%
Forfeiture rate	0%	4%
Expected option life	1 year	5 years
Expected stock price volatility	179%	299%-308%

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

8. SHARE CAPITAL (CONTINUED)

Stock options and share based payments (continued):

As at December 31, 2016 and 2015 the following stock options were outstanding and exercisable:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average	Underlying	Average
	Shares	Exercise Price	Shares	Exercise Price
		$		$
Stock options outstanding, beginning	13,333	3.00	122,500	3.36
Granted	500,000	0.24	13,333	3.00
Exercised	(500,000)	0.24	-	-
Expired / Cancelled	(13,333)	3.00	(122,500)	(3.66)
Stock options outstanding, ending	-	-	13,333	3.00

The following table summarizes the stock options outstanding and exercisable at December 31, 2015:

		Weighted Average
Number of Options		Remaining Life of
Outstanding and Exercisable	Exercise Price	Options	Expiry Date
	$
833	3.00	0.03	July 3, 2017
5,000	3.00	0.36	December 21, 2017
3,333	3.00	0.31	April 4, 2018
4,167	3.00	0.68	March 7, 2019
13,333		1.72

Warrants:

As at December 31, 2016 and 2015 the following share purchase warrants were issued and outstanding:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Underlying	Average	Underlying	Average
	Shares	Exercise Price	Shares	Exercise Price
		$		$
Warrants outstanding, beginning	458,333	3.22	519,000	3.68
Issued	-	-	66,667	4.50
Exercised	-	-	(4,000)	4.50
Expired / Cancelled	(458,333)	(3.22)	(123,334)	5.24
Warrants outstanding, ending	-	-	458,333	3.22

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

9. INCOME TAXES

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2015 – 26%) to income tax expense is:

	For the years ended December 31,
	2016	2015
Canadian statutory income tax rate	26%	26%
	$	$
Income tax recovery at statutory rate	117,000	47,000
Effect on income taxes of:
Change in income tax rate	-	8,000
Permanent differences	(53,000)	(147,000)
Losses not recognized	(64,000)	92,000
Income taxes recoverable	-	-

The nature and effect of the Company’s unrecognized deferred tax assets is as follows:

	2016	2015
	$	$
Equipment	1,000	1,000
Non-capital losses carried forward	1,062,000	995,000
Capital losses carried forward	8,000	8,000
Share issue costs	2,000	5,000
	1,073,000	1,009,000

As at December 31, 2016, the Company had non-capital losses carried forward of approximately $4,084,000 (2015 - $3,827,000) which may be applied to reduce future years’ taxable income, expiring as follows:

$
2027	451,000
2028	245,000
2029	254,000
2030	283,000
2031	402,000
2032	436,000
2033	743,000
2034	553,000
2035	331,000
2036	386,000
4,084,000

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

10. CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

11. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2016, the Company’s financial instruments consist of cash, accounts payable and due from (to) related parties. The carrying value of these financial instruments approximates their fair values because of the short term nature of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 10. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. As at December 31, 2016, the Company had a working capital surplus of $1,515,974. All of the Company’s financial liabilities are classified as current.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. The Company is not exposed to interest rate risk as no financial instruments are interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from the financial statements.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents and due from related parties are measured using level 1 fair value inputs.

TOWER ONE WIRELESS CORP.
(formerly PACIFIC THERAPEUTICS LTD.)
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2016, the Company had the following non-cash transactions:

  Issuance of 766,666 common shares for debt settlement (Note 8).

During the year ended December 31, 2015 the Company had the following non-cash transactions:

  Issuance of 39,333 units to retire $59,000 in debt to related parties (Note 8).

  Recognition of an equity component of $1,080 on issuance of a convertible note.

13. SUBSEQUENT EVENTS

(a)

On January 25, 2017, the Company acquired 100% of Tower Three SAS (“Tower Three”) by issuing 30,000,000 common shares of the Company to the Tower Three shareholders. The common shares will be subject to an escrow agreement and released from escrow based on certain performance conditions. Tower Three is a privately held limited liability company formed under the laws of Colombia. Tower Three focuses primarily on building towers in municipalities where there is limited or no cellular coverage in Latin and South American markets. The transaction will result in a reverse take-over for accounting purposes and Tower Three will be the continuing entity. Concurrent with this transaction, the Company changed its name from Pacific Therapeutics Ltd. to Tower One Wireless Corp., and effected a change in directors, management and business. On January 26, 2017, its common shares resumed trading in Canadian Securities Exchange under the symbol “TO”.

(b)

On January 9, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. As at December 31, 2016, the Company received shares subscriptions in the amount of $1,602,257 for this private placement.

(c)	In February, 2017, the Company incorporated a 100% owned subsidiary in Argentina.

(d)	On March 15, 2017, the Company incorporated a subsidiary in Columbia called Tower Two SAS which will purchase and own the real estate on which its cellular towers will be built.